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                                                                  EXHIBIT (A)(3)

                            HARMON INDUSTRIES, INC.
                            1600 N.E. CORONADO DRIVE
                          BLUE SPRINGS, MISSOURI 64014
                                 (816) 229-3345

                                                         JULY 25, 2000

Dear Stockholder:

    We are pleased to inform you that Harmon has signed a merger agreement with General Electric Company pursuant to which a subsidiary of GE has commenced an offer to exchange $30 of GE common stock (based on the sales prices of GE common stock during a designated period prior to the closing of the offer) for each Harmon share tendered in the offer.

    The offer is subject to, among other things, the tender of at least two-thirds of the shares, determined on a fully diluted basis. Following the completion of the offer, a subsidiary of GE will be merged with Harmon and each remaining Harmon share will be converted into the same number of GE shares as is being offered in the offer.

    After careful consideration, your board of directors has approved the merger agreement, the offer and the merger and determined that the offer and the merger are fair to and in the best interests of Harmon and its stockholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER. In arriving at its determination and recommendation, the board of directors took into account the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9, including the opinion of Bear, Stearns & Co. Inc. to the effect that the consideration to be received in the offer and the merger is fair, from a financial point of view, to Harmon's stockholders.

    Enclosed is GE's Prospectus, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

    If you need assistance tendering your shares, please contact Morrow & Co., Inc., the information agent for the offer, at its address or telephone number appearing on the back cover of the Prospectus.

                                          Very truly yours,

                                          /s/ Robert E. Harmon

                                          Robert E. Harmon
                                          Chairman of the Board of Directors